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March 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Registration Statement on Form F-1 Filed on March 13, 2023 File No. 333-270499

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 filed on March 13, 2023, (the “Registration Statement”) contained in the Staff’s letter dated March 17, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Draft Registration Statement on Form F-1

Capitalization, page 58

1.	Please revise your Capitalization table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response: The Company has amended page 58 of the Registration Statement in response to the comments.

2.	Please refile your exhibits so they are in a searchable format, as required by Regulation ST. Please also revise your exhibit index to include Exhibits 99.8-99.10.

Response: The Company has refiled exhibits 10.1-10.11 in a searchable format in response to the comments. The Company has revised the exhibit index to include Exhibits 99.8-99.10.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

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